[Form of Opinion]


  _______ ___, 2003


Strong Balanced Stock Fund, Inc.
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051

Strong Balanced Fund, Inc.
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051

Re: Agreement and Plan of Reorganization, dated as of ______ __, 2002 (the "Agreement"), by and between the Strong Balanced Stock Fund, Inc., a Wisconsin Corporation ("Transferring Corporation"), on behalf of its only series, the Strong Balanced Asset Fund ("Transferring Fund") and the Strong Balanced Fund, Inc., a Wisconsin Corporation ("Acquiring Corporation"), on behalf of its series, the Strong Balanced Fund ("Acquiring Fund")

Ladies and Gentlemen:

         You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of the Transferring Fund which will consist of (i) the transfer of all of the assets of the Transferring Fund to the Acquiring Fund, in exchange solely for Investor Class Shares of the Acquiring Fund (collectively, the "Acquiring Fund Shares"), (ii) the assumption by the Acquiring Fund of all of the liabilities of the Transferring Fund (except those for which specific reserves, if any, have been set aside), and (iii) the distribution of the Acquiring Fund Shares to the shareholders of the Transferring Fund(1) in complete liquidation of the Transferring Fund as provided herein, all upon the terms and condition hereinafter set forth in the Agreement (the "Reorganization"). Finally, just after the Effective Time of the Reorganization, Strong Capital Management, Inc. and Strong Investments, Inc. have agreed to reimburse the Acquiring Fund with a dollar amount equal to the estimated amount of fees and expenses that would have been waived and/or absorbed from the date of the Reorganization through January 31, 2004 (the "Reimbursement Payment") if the Transferring Fund shares exchanged in the Reorganization had continued to benefit from a contractual expense cap, assuming the asset level of the Transferring Fund and the expense ratio of the Acquiring Fund at the time of the Reorganization remained constant.


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(1) In the distribution, Transferring Fund shareholders who hold Transferring
Fund Investor Class Shares will receive Acquiring Fund Investor Class Shares.

Board of Directors of Strong Balanced Stock Fund, Inc.
Board of Directors of Strong Balanced Fund, Inc.
_______ __, 2003
Page 2


         In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of the Transferring Fund in connection with the Special Meeting of Shareholders of the Transferring Fund [to be] held on February 29, 2003, (c) certain representations concerning the Reorganization made to us by the Acquiring Corporation and the Transferring Corporation, on behalf of their respective funds, in a letter dated ______ __, 2003 (the "Representation Letter"), (d) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

         For purposes of this opinion, we have assumed that the Transferring Fund and the Acquiring Fund on the Effective Time of the Reorganization each satisfy, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company ("RIC").

         Under regulations to be prescribed by the Secretary of Treasury under
Section 1276(d) of the Code, certain transfers of market discount bonds will be excepted from the requirement that accrued market discount be recognized on disposition of a market discount bond under Section 1276(a) of the Code. Such regulations are to provide, in part, that accrued market discount will not be included in income if no gain is recognized under Section 361(a) of the Code where a bond is transferred in an exchange qualifying as a federal tax-free reorganization. As of the date hereof, the Secretary has not issued any regulations under Section 1276 of the Code.

         Based on the foregoing and provided the Reorganization is carried out in accordance with the laws of the State of Wisconsin, the Agreement, and the Representation Letter, it is our opinion that:

         1. The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, and the Transferring Fund and the Acquiring Fund will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

         2. No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Transferring Fund solely in exchange for Acquiring Fund Shares (except to the extent that such assets consist of contracts described in Section 1256 of the Code) and the assumption by the Acquiring Fund of all of the liabilities of the Transferring Fund (except those, if any, for which specific reserves have been set aside) pursuant to Section 1032(a) of the Code.

         3. No gain or loss will be recognized by the Transferring Fund upon the transfer of all of its assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Transferring Fund (except those, if any, for which specific reserves have been set aside) or upon the distribution of Acquiring Fund Shares to shareholders of the Transferring Fund pursuant to Sections 361(a) and

Board of Directors of Strong Balanced Stock Fund, Inc.
Board of Directors of Strong Balanced Fund, Inc.
_______ __, 2003
Page 3


(c) and 357(a) of the Code. We express no opinion as to whether any accrued market discount will be required to be recognized as ordinary income pursuant to
Section 1276 of the Code.

         4. No gain or loss will be recognized by the shareholders of the Transferring Fund upon the exchange of their shares of the Transferring Fund for Acquiring Fund Shares (including fractional shares to which they may be entitled) pursuant to Section 354(a) of the Code.

         5. The aggregate tax basis of Acquiring Fund Shares received by each shareholder of the Transferring Fund (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of the Transferring Fund shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

         6. The holding period of the Acquiring Fund Shares received by the shareholders of the Transferring Fund (including fractional shares to which they may be entitled) will include the holding period of the Transferring Fund shares surrendered in exchange therefor, provided that the Transferring Fund shares were held as a capital asset on the Effective Time of the Reorganization pursuant to Section 1223(1) of the Code.

         7. The tax basis of the assets of the Transferring Fund received by the Acquiring Fund will be the same as the tax basis of such assets to the Transferring Fund immediately prior to the exchange pursuant to Section 362(b) of the Code.

         8. The holding period of the assets of the Transferring Fund received by the Acquiring Fund will include the period during which such assets were held by the Transferring Fund pursuant to Section 1223(2) of the Code.

         9. The Acquiring Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the Income Tax Regulations) the items of the Transferring Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381(b) and (c), 382, 383 and 384 of the Code.

         Our opinions are limited solely to the Reorganization and we express no opinions with respect to the tax treatment of the Acquiring Fund's receipt of the Reimbursement Payment. This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Board of Directors of Strong Balanced Stock Fund, Inc.
Board of Directors of Strong Balanced Fund, Inc.
_______ __, 2003
Page 4


         Our opinion is conditioned upon the performance by the Acquiring Corporation, on behalf of the Acquiring Fund, and the Transferring Corporation, on behalf of the Transferring Fund, of their respective undertakings in the Agreement and the Representation Letter. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14. In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

         This opinion is being rendered to the Acquiring Corporation, on behalf of the Acquiring Fund, and the Transferring Corporation, on behalf of the Transferring Fund, and may be relied upon only by the Acquiring Corporation, the Transferring Corporation, their Boards of Directors, the Transferring Fund, the Acquiring Fund, and the shareholders of the Transferring Fund and the Acquiring Fund.


Very truly yours,